                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          MicroTel International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0033 par value
                         (Title of Class of Securities)

                                   59514K209
                                 (CUSIP Number)


             Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
          212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 MARCH 26, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

=======================
 CUSIP No. 59514K209


=======================


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Carmine T. Oliva
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) []
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (see instructions)
        OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                            []
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
    NUMBER OF                      1,345,796
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY   8      SHARED VOTING POWER
    OWNED BY                       2,406,358
      EACH      ----------------------------------------------------------------
   REPORTING     9      SOLE DISPOSITIVE POWER
     PERSON                        1,345,796
      WITH      ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                   2,406,358
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,752,154
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)                             []
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      40.3230%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

=======================
 CUSIP No. 59514K209


=======================


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Capital Source Partners
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) []
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (see instructions)
        OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                            []
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      New Jersey
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
    NUMBER OF                      2,406,358
     SHARES
  BENEFICIALLY  ----------------------------------------------------------------
    OWNED BY     8      SHARED VOTING POWER
      EACH                             -0-
   REPORTING    ----------------------------------------------------------------
     PERSON      9      SOLE DISPOSITIVE POWER
      WITH                         2,406,358
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,406,358
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)                             []
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.8602%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

=======================
 CUSIP No. 59514K209


=======================


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Samuel J. Oliva
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [X]
      (b) []
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (see instructions)
        OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                            []
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
    NUMBER OF                   280,617
     SHARES
  BENEFICIALLY  ----------------------------------------------------------------
    OWNED BY     8      SHARED VOTING POWER
      EACH                      425,824
   REPORTING    ----------------------------------------------------------------
     PERSON      9      SOLE DISPOSITIVE POWER
      WITH                      280,617
                ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                425,824
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  706,441
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)                             []
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.5919%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

Item 1   Security and Issuer.

         This statement on Schedule 13D relates to the common stock, $.0033 par value of MicroTel International, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 4290 E. Brickell Street, Ontario, California 91761.


Item 2   Identity and Background.

         (a) This statement is being filed jointly by Carmine T. Oliva, individually, Samuel J. Oliva, individually (collectively the "Olivas"), and Capital Source Partners ("CSP"), a New Jersey partnership. CSP directly owns 2,406,358 shares of the Issuer's outstanding common stock (the "Shares"). Carmine T. Oliva directly owns 1,345,796 Shares, and, by virtue of being the Managing Partner of CSP, may be deemed a member of a group that shares voting and dispositive power over the Shares and may be deemed to beneficially own the Shares held by CSP. Samuel J. Oliva directly owns 280,617 Shares of the Issuer's outstanding common stock. Samuel J. Oliva also, by virtue of his partnership interest in CSP, may be deemed to beneficially own 425,824 of the Shares held by CSP. CSP and the Olivas are referred to herein as the Reporting Persons.

         (b) The residence address and/or business address of the Olivas and each of the general partners of CSP are set forth in Schedule A hereto and are incorporated herein by reference.

         (c) The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the individuals and/or entities set forth in Item 2(a) is set forth in Schedule A hereto and incorporated herein by reference.

         (d) and (e) None of the individuals and/or entities listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the individuals and/or entities is set forth in Schedule A hereto and incorporated herein by reference.


Item 3   Source and Amount of Funds or Other Consideration

         On March 26, 1997, XIT Acquisition, Inc. ("Acquisition"), a wholly owned subsidiary of the Issuer merged with and into XIT Corporation, a New Jersey corporation (formerly named XCEL Corporation) ("XIT"), a privately held company, with XIT as the surviving corporation (the "Merger"). In connection with the Merger, each outstanding share of XIT common stock was cancelled and the holders of such XIT shares received the number of shares of the Issuer's common stock such that the shareholders, option holders and warrant holders of XIT own or have the right to acquire, in the aggregate, 65% of the outstanding shares of the Issuer on a fully diluted basis. In the Merger, the Issuer issued to such XIT shareholders 6,119,215 shares of the Issuer's common stock in the aggregate. The Merger Agreement dated as of December 31, 1996 (the "Merger Agreement") was filed as
Exhibit 1 to Item 2 of the Report on Form 8-K filed by the Issuer on January 21, 1997 which is incorporated herein by reference.


Item 4   Purpose of Transaction.

         (a), (b), (d)    As described in Item 3, CSP acquired 2,406,358
Shares, Carmine T. Oliva acquired 1,345,796 Shares and Samuel J. Oliva acquired 280,617 Shares of the Issuer's common stock pursuant to the terms of the Merger. Upon completion of the Merger, the Issuer's current directors, except for Jack E. Talan, resigned and were replaced by new directors designated by XIT. The change in the membership of the Board of Directors of the Issuer was described in an Information Statement filed with the United States Securities and Exchange Commission on March 12, 1997, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. None of the Reporting Persons have any plans or proposals which relate to Items 4(c), or any plans or proposals which relate to Items 4(e) through and including (j).


Item 5   Interest in Securities of the Issuer.

         (a) With the consummation of the Merger, there are 9,305,242 Shares of the Issuer's common stock outstanding. CSP directly owns 2,406,358 Shares of the Issuer's common stock, or 25.8602%. Carmine T. Oliva directly owns 1,345,796 Shares of the Issuer's common stock, or 14.4627%. Carmine T. Oliva, as Managing Partner, may be deemed a member of a group that shares voting and dispositive power over the Shares and may be deemed to beneficially own the Shares. Samuel J. Oliva directly owns 280,617 Shares of the Issuer's common stock, or 3.0157%. Samuel J. Oliva, as a Partner in CSP, may be deemed a member of a group that shares voting and dispositive power over 425,824 of the Shares and may be deemed to beneficially own the Shares.

         (b) 2,406,358 Shares are directly owned by CSP. Carmine T. Oliva, as the Managing Partner of CSP, has the right to vote the Shares directly owned by CSP and to dispose or direct the disposition of the Shares directly owned by CSP.

         (c) Other than the Shares acquired in the Merger, CSP and the Olivas did not effect any transactions in the common stock of the Issuer during the past sixty days.

         (d), (e)   Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7   Material to be Filed as Exhibits.

         Exhibit 1 -- The Merger Agreement has been previously filed and is incorporated herein by reference. (See Item 3 above).

         Exhibit 2 -- Joint Filing Agreement.

                                                                       Exhibit 2


                             Joint Filing Agreement


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a Statement on Schedule 13 and any amendments thereto with respect to the Common Stock, $.0033 par value of MicroTel International, Inc. and that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of April
4, 1997.


                                          /s/  Carmine T. Oliva
                                       --------------------------------
                                       Carmine T. Oliva



                                          /s/  Samuel J. Oliva
                                       --------------------------------
                                       Samuel J. Oliva



                                       CAPITAL SOURCE PARTNERS


                                       By:  /s/ Carmine T. Oliva
                                          -----------------------------
                                       Name:  Carmine T. Oliva
                                       Title: Managing Partner

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 4, 1997                             /s/ Carmine T. Oliva
                                                 -----------------------------
                                                       Carmine T. Oliva

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 4, 1997                             /s/ Samuel J. Oliva
                                                 -----------------------------
                                                       Samuel J. Oliva

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 4, 1997                             /s/ Carmine T. Oliva
                                                 -----------------------------
                                                 Carmine T. Oliva
                                                 Managing Partner
                                                 Capital Source Partners

                           Schedule A to Schedule 13D
                        of MicroTel International, Inc.
              General Partners of Capital Source Partners ("CSP")


         The following is a list of the general partners of CSP, setting forth, where indicated, the residence address, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted of each such person). To the best knowledge of CSP, except for Mr. Fuji, who is a Japanese citizen, and Mr. Jeffries, who is a British citizen, each of the partners of CSP is a citizen of the United States of America.

                                            Present Principal Occupation
Name and Resident Address                   or Employment and Business Address
-------------------------                   ----------------------------------

Mary L. & Hugh Gillespie                    Retired Business Executive
191 North Island Avenue                     191 North Island Avenue
Ramsey, NJ  07446-1533                      Ramsey, NJ  07446-1533

Sandra Farndell                             Homemaker
4 Cara Court                                4 Cara Court
Randolph, NJ  07869                         Randolph, NJ  07869

Bill Y. Wong                                Retired Controller
1429 Indiana Avenue                         XIT Corporation
S. Pasadena, CA  91030                      1429 Indiana Avenue
                                            S. Pasadena, CA  91030

S. Fujii                                    General Manager, XCEL Japan, Ltd.
c/o XCEL Japan, Ltd.                        Fujii Kasa: Gotanda Bldg.
Fujii Kasa: Gotanda Bldg.                   25-18 Higshi-Gotanda 5
25-18 Higshi Gotanda 5                      Chrome
Chrome                                      Tokyo, Japan
Tokyo 141 Japan

Robert B. Runyon                            Self-Employed Human Resources Consultant
10 Eagle Claw Drive                         10 Eagle Claw Drive
Hilton Head, SC 29926                       Hilton Head, SC   29926

Andrew M. Wallerstein                       Partner
24 Arnold Street                            Baldwin Brothers (Financial
Providence, RI  02906                        Management & Consulting Firm)
                                            3 Barnabas Road
                                            Marion, MA  02738

Albert F. Ford III, Trustee for             Antiques Dealer
Albert F. Ford II Trust                     7152 Point of Rocks Circle
7152 Point of Rocks Circle                  Sarasota, FL  33581
Sarasota, FL  33581

David A. Barrett                            Partner, Baldwin Brothers
Box 418                                     (Financial Management &
Marion, MA  02738                            Consulting Firm)
                                            3 Barnabas Road
                                            Marion, MA  02738

David A. Barrett, Trustee                   Partner, Baldwin Brothers
for Albert F. Ford, III Trust               (Financial Management &
P.O. Box 66                                  Consulting Firm)
Marion, MA  02738                           3 Barnabas Road
                                            Marion, MA   02738

David A. Barrett, Trustee for               Partner, Baldwin Brothers
William A. Ford Trust                       (Financial Management &
P.O. Box 66                                  Consulting Firm)
Marion, MA  02738                           3 Barnabas Road
                                            Marion, MA  02738

David A. Barrett,                           Partner, Baldwin Brothers
Trustee for David A.                        (Financial Management &
 Barrett, Jr. Trust                          Consulting Firm)
P.O. Box 66                                 3 Barnabas Road
Marion, MA  02738                           Marion, MA   02738

David A. Barrett, Trustee                   Partner, Baldwin Brothers
for Elizabeth C.                            (Financial Management &
 Barrett Trust                               Consulting Firm)
P.O. Box 66                                 3 Barnabas Road
Marion, MA  02738                           Marion, MA   02738

David A. Barrett, Trustee                   Partner, Baldwin Brothers
for Jennifer P.                             (Financial Management &
Barrett Trust                                Consulting Firm)
P.O. Box 66                                 3 Barnabas Road
Marion, MA  02738                           Marion, MA  02738

Samuel J. Oliva                             Administrative Manager for Insurance Company
80 Brandywyne Drive                         Florham Park, NJ  07932
Florham Park, NJ  07932

Ronald P. and Betty J. Oliva                Warehouse Supervisor
36 Pinedale Court                           36 Pinedale Court
Hamilton Square, NJ 08690                   Hamilton Square, NJ  08690

Carmine T.                                  Chairman of the Board, President
 and Georgeann Oliva                        and Chief Executive Officer of
80 Brandwyne Drive                          Issuer
Florham Park, NJ 07932

Graham Jeffries                             General Manager
XCEL Corporation, Ltd.                      XCEL Corporation, Ltd.
Saxon Way                                   Saxon Way
Melbourn Royston                            Melbourn Royston
Herts SG8 6DN England                       Herts SG8 6DN England

Gallant Thein                               Vice President, Treasurer,
2925 Dorchester Avenue                      Controller and Assistant
Los Angeles, CA  90032                      Secretary of Issuer

Leslie Group, Inc.                          Investment Firm
1370 Avenue of the Americas                 Leslie Group, Inc.
New York, NY  10019                         1370 Avenue of the Americas
Attn: Joseph Cohen, President               New York, NY  10019
                                            Attn: Joseph Cohen, President

Louis Bernat                                Patent Attorney
135 S. LaSalle St.                          Fitch, Even, Tabin & Flannery
Room 900                                    135 S. LaSalle Street
Chicago, IL  60603                          Chicago, IL   60603

Richard Gesoff                              Private Investor
39 Cohawney Road                            39 Cohawney Road
Scarsdale, NY  10583                        Scarsdale, NY  10583

William J. and Beverly                      XIT Corporation
J. Miller                                   Vice President and Sector General Manager
1684 N. Hale                                4290 E. Brickell Street
Fullerton, CA  92631                        Ontario, CA  91761

Philip M. Colicchio                         Attorney
1613 Travis Court                           Mason, Taylor & Colicchio
Lawrenceville, NJ  08648                    104 Carnegie Center, Suite 204
                                            Princeton, NJ  08540

William S. Papazian                         Senior Vice President and
104 East Seminole Drive                      General Counsel
Absecon, NJ  08201                          Capital Gaming International, Inc.
                                            Bayport One, Suite 250
                                            8025 Black Horse Pike
                                            W.Atlantic City, NJ  08232

Kevin M. Briody                             Attorney
555 Provinceline Road                       Gallagher, Briody & Butler
Hopewell, NJ  08525                         212 Carnegie Center, Suite 402
                                            Princeton, NJ  08540

Ralph S. Mason, III, Trustee                Attorney
Ralph S. Mason, Unified                     Mason, Taylor & Colicchio
Credit Trust                                104 Carnegie Center, Suite 204
Weybridge South                             Princeton, NJ  08540
Poor Farm Road
Pennington, NJ 08534

Hillel Weinberger                           Senior Executive Portfolio Manager
Loews Corporation                           Loews Corporation
667 Madison Avenue                          667 Madison Avenue
New York, NY  10021-8087                    New York, NY  10021-8087

Word-Tronics Corporation                    Word-Tronics Corporation
316 North Sixth Street                      (Direct Mail Company)
Prospect Park, NJ  07506                    316 North Sixth Street
                                            Prospect Park, NJ  07506

Dina Partners                               Private Investor
c/o David Solomon                           c/o David Solomon
3000 Sand Hill Road                         3000 Sand Hill Road
Building 5                                  Building 5
Menlo, CA  94025                            Menlo, CA  94025

John & Virginia Connolly                    Marketing Consultant
14 Carolyn Place                            14 Carolyn Place
Washington Twp., NJ  07853                  Washington Twp.,  NJ  07853

Ralph S. Mason, III                         Attorney
Weybridge South                             Mason, Taylor & Colicchio
Poor Farm Road                              104 Carnegie Center, Suite 204
Pennington, NJ  08534                       Princeton, NJ  08540

Morningstar Associates II                   Morningstar Associates II
731 Hospital Trust Bldg.                    (Investment Firms)
Providence, RI  02903                       731 Hospital Trust Bldg.
                                            Providence, RI  02903

Thomas P. Gallagher                         Attorney
8 Wedgewood Court                           Gallagher, Briody & Butler
Belle Mead, NJ  08505                       212 Carnegie Center, Suite 402
                                            Princeton, NJ  08540

Russell E. Froelich                         President
732 Sandpebble Drive                        Computron, Inc.
Schaumburg, IL  60193                       (Electronics Manufacturing Company)
                                            835 Bonnie Lane
                                            Elk Grove Village, IL 60007

Gerald Unterman                             Portfolio Manager
152 Yukon Drive                             GEM Capital Management
Woodbury, NY  11797                         70 E. 55th St.
                                            New York, NY  10022

Richard Childs                              Retired - Former Business Executive
Spring Island                               Spring Island
Route 6                                     Route 6
Box 284-R                                   Box 284-R
Okadie, SC 29910                            Okadie, SC  29910

Andrew A. Ford, Trust                       Andrew A. Ford, Trust
David A. Barrett, Trustee                   David A. Barrett, Trustee
P.O. Box 66                                 P.O. Box 66
Marion, MA   02738                          Marion, MA  02738

Lee Javitch                                 Retired Private Investor
21 Stratford Road                           21 Stratford Road
Harrison, NY  10528                         Harrison, NY  10528

Norman B. Lipsett                           Retired Private Investor
30 Northswood Lane                          30 Northswood Lane
Boynton Beach, FL  33436                    Boynton Beach, FL  33436

Donald L. Horton                            Vice President and Director of Quality Control
8134 Glade Avenue                           XIT Corporation
Canoga Park, CA  91304                      4290 E. Brickell Street
                                            Ontario, CA  91761

Lee Javitch, Trustee for                    Lee Javitch, Trustee for
the Indenture of Trust of                   the Indenture of Trust of
Norman B. Lipsett, Trust                    Norman B. Lipsett, Trust
21 Stratford Road                           21 Stratford Road
Harrison, NY  10528                         Harrison, NY  10528

Michael Baldwin                             Partner, Baldwin Brothers
3 Barnabas Road                             (Financial Management &
Marion, MA  02738                            Consulting Firm)
                                            3 Barnabas Road
                                            Marion, MA  02738

Howard Baldwin                              Partner, Baldwin Brothers
92A Malibu Colony                           (Financial Management & Consulting Firm)
Malibu, CA  90265                           3 Barnabas Road
                                            Marion, MA  02738

Charlotte P. Levine                         Retired Private Investor
1641 North Ogden Drive                      1641 North Ogden Drive
Los Angeles, CA   90035                     Los Angeles, CA  90035

Georgeann Oliva                             Homemaker
80 Brandywyne Drive                         80 Brandywyne Drive
Florham Park, NJ  07932                     Florham Park, NJ  07932

Jason A. Oliva                              Stock Options Trader
Gateway Plaza                               American Stock Exchange
Bldg. 600, Apt. 25M                         New York, NY
395 South End Avenue
New York, NY  10280